

STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Incorporated of Puerto Rico
 (a Subsidiary of UBS Financial Services Inc.)
Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

Insert Facing Page and Oath or Affirmation

UBS Financial Services Incorporated of Puerto Rico

Financial Statements and Supplemental Information

Year Ended December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm

Place holder for the report to be provided by E&Y

February 2X 2019

Statement of Financial Condition

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2018

(In thousands of dollars)

Assets		
Cash	$	8,566
Securities and cash segregated and on deposit for federal and other regulations		3,108
Financial instruments owned, at fair value		7,538
Securities purchased under agreements to resell		571,538
Receivables:		
Clients (net of allowance for doubtful accounts of $0)		74,357
Interest		546
Fees and other		71
Receivables from affiliated companies		6,481
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $14,692		694
Other assets		366
Total assets	$	673,265
Liabilities and stockholder's equity		
Other liabilities and accrued expenses	$	347,470
Interest payable		5,099
Payables to affiliated companies		1,854
Accrued compensation and benefits		1,449
Financial instruments sold, not yet purchased, at fair value		1,245
Income tax payable		390
Payable to clients		79
		357,586
Subordinated liabilities		150,000
Stockholder's equity:		
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)		1
Additional paid-in capital		1,438,890
Accumulated deficit		(1,273,212)
Total stockholder's equity		165,679
Total liabilities and stockholder's equity	$	673,265

See accompanying notes.

(Confidential Pursuant to Rule 17a-5(e)(3))

1. Organization

UBS Financial Services Incorporated of Puerto Rico (the "Company" or "UBSFSIPR") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper, other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

The Company is a wholly owned subsidiary of UBS Financial Services Inc. ("UBSFSI"). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly owned subsidiary of UBS Americas Holding LLC (UBSAHL). UBSAHL was established in order to become the intermediate holding company for all United States subsidiaries of UBS Group AG ("UBS") pursuant to the rules enacted for foreign banks in the United States. UBSAHL is a wholly owned subsidiary of UBS AG which is a wholly owned subsidiary of UBS.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and other matters that affect the reported amounts and disclosures of contingencies in the financial statement.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with an original maturity of three months or less when purchased. The Company had no cash equivalents as of December 31, 2018.

Financial Instruments

Financial instruments owned, financial instruments owned and pledged as collateral, and financial instruments sold, not yet purchased, are stated at fair value and recorded on a trade date basis. Fair value is determined by quoted market prices, when available.

Notes to Financial Statements (continued)

December 31, 2018
(Amounts in thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities. Resulting gains and losses are recognized in net principal transactions on the statement of operations.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by UBS's valuation control group. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against observable market information. By benchmarking the business's fair value estimates with observable market information, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business's estimate of fair value.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the financial instrument's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date.

Level 2: Valuation techniques for which all significant inputs are or are based on observable market data.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

2. Summary of Significant Accounting Policies (continued)

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities and agency obligations: U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are comprised of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Mutual Funds: Mutual funds are generally valued using quoted market prices or, valuation techniques which use observable inputs if not traded in an active market. In some instances significant inputs are not based on observable market data.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced based on recent trades or broker and dealer quotes.

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by mortgage-backed, municipal and U.S. government and agency securities, and are accounted for as financing transactions at their contractual amounts, plus accrued interest which represents amounts at which the securities will be subsequently resold or repurchased.

For resale agreements, it is the Company's policy to obtain collateral in the form of securities, which has a fair value in excess of the original principal amount loaned. The Company is required to deliver securities to counterparties in order to collateralize repurchase agreements. The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

The Company manages credit exposure arising from resale and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the

(Amounts in thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

Company against the net amount owed by the counterparty. The Company elects to net repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet - Offsetting: Repurchase and Reverse Repurchase Agreements" are met. At December 31, 2018, the Company did not net any repurchase and resale agreements.

Securities borrowed and securities loaned transactions are recorded at the amount of cash advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral, principally cash. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Income Taxes

In accordance with the provisions of FASB ASC Topic 740, “Income Taxes” (“ASC Topic 740”), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

The Company files income tax returns with the Commonwealth of Puerto Rico.

Tax Benefits Associated With Share-Based Compensation

In March 2016, the FASB issued ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”, which is effective for the Company for the year ended December 31, 2017. Among other changes, this amendment requires excess tax benefits and all tax deficiencies (including tax benefits of dividends on share-based payment awards) to be recognized as income tax expense or benefit in the income statement. The amendment also removes the requirement to delay recognition of an excess tax benefit until the tax benefit reduces income taxes otherwise

2. Summary of Significant Accounting Policies (continued)

payable. The amendment requires that cash flows related to excess tax benefits are classified as an operating activity with other income tax cash flows. The amendment also allows the Company to repurchase more of an employee's shares for tax withholding purposes without triggering liability accounting and provides an accounting policy election to account for forfeitures as they occur.

Receivables from Clients and Allowance for Doubtful Accounts

Receivables from clients consist of a portfolio of loans collateralized by securities that were purchased by the Company from an affiliated entity. The loans were originally recorded at the purchase price and adjusted for any charge offs or allowance for doubtful accounts. Any allowance for doubtful accounts represents the Company's estimate of losses inherent in the loan portfolio as of the date of the statement of financial condition. The Company's exposure to credit risk associated with its Loans is measured on an individual customer basis. All Loans are subject to the Company's credit review and monitoring procedures.

Loans are evaluated for impairment in accordance with FASB ASC 310, "Receivables". A loan is determined to be impaired when it is probable, based on current information and events, that the Company will not be able to collect all the principal and interest due under the contractual terms of the loan. If a Loan is considered impaired, the Company measures the amount of impairment based on the fair value of the collateral. Loans are generally placed on non-accrual status at the point when a maintenance call is not satisfied by the borrower. Any accrued interest receivable related to a Loan that is placed on non-accrual status is added to the principal amount due. Payments received while a Loan is on non-accrual status are recorded as a reduction of principal. Income on non-accrual Loans is recognized only to the extent that cash payments are in excess of the carrying value of the Loan. If the borrower has demonstrated over a period of time, the ability to make periodic interest and principal payments as scheduled, the loan will be returned to accrual status.

Interest income on loans is calculated by applying the contractual interest rate to the daily balances of the outstanding principal amount.

Share-based and Other Deferred Compensation Plans

UBS has established several share-based compensation plans that are settled in UBS's equity instruments or an amount that is based on the value of such instruments. These awards are generally subject to conditions that require employees to complete a specified period of service and, for performance shares, to satisfy specified performance conditions. For equity-settled instruments, fair value is determined at the date of grant and is not re-measured unless its terms are modified such that

(Amounts in thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

the fair value immediately after modification exceeds the fair value immediately prior to modification.

UBS has established deferred compensation plans that are settled in cash or financial instruments other than UBS equity, the amount of which may be fixed or may vary based on the achievement of specified performance conditions or the value of specified underlying assets.

When no future service is required, such as for employees who are retirement-eligible or who have met certain age and length of service criteria, the services are presumed to have been received and compensation expense is recognized immediately on, or prior to, the date of grant.

Accounting Developments

Adopted in 2018

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASU establish principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. It also provides guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements for information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company adopted the standard as of its mandatory effective date on January 1, 2018, on a modified retrospective basis. Adoption of this pronouncement had no impact on the Company's statement of financial condition.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities". In February 2018, The FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments, to clarify certain provision in ASU 2016-01. The ASUs addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendment primarily affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments.

The Company adopted both of the ASUs as of their mandatory effective date on January 1, 2018 and in line with transitional provisions the adoption did not have a material impact on the Company's statement of financial condition.

(Amounts in thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

In February 2016, the FASB issued ASU 2016-02, Leases, which is mandatorily effective as of January 1, 2019. The standard substantially changes how lessees must account for operating lease commitments, requiring a lease liability with a corresponding right-of-use asset to be recognized on the balance sheet, compared with the current off-balance sheet treatment of such leases. Adoption of this pronouncement has no impact on the Company's statement of financial condition.

In August 2016, the FASB issued ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments" (a consensus of the Emerging Issues Task Force). This ASU addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The Company adopted the standard as of its mandatory effective date on January 1, 2018. This guidance did not have a material impact on the Company's statement of cash flows.

In October 2016, the FASB issued ASU 2016-16, "Income Taxes" (Topic 740): Intra-Entity Transfers of Assets Other than Inventory. This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The Company adopted the standard as of its mandatory effective date on January 1, 2018 and adoption did not have a material impact on its financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows" (Topic 230); Restricted Cash ("ASU 2016-18"). The amendment requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalent, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown in the statement of cash flows. The amendment does not provide a definition of restricted cash or restricted cash equivalents. The Company adopted that standard as of its mandatory effective date on January 1, 2018 and adoption did not have a material impact on the Company's statement of cash flows.

In March 2017, the FASB issued ASU 2017-07, "Compensation—Retirement Benefits" (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer disaggregate the service cost component from other components of net benefit costs. The service cost component of net periodic pension and postretirement benefit cost should be reported in the same financial statement line item(s) as other current employee compensation costs arising from services rendered by employees. All other components of net benefit cost must be presented separately in the income statement from the service cost component. The Company adopted the standard as of its mandatory effective date on January 1, 2018. This change in presentation did not affect the Company's financial statements.

UBS Financial Services Incorporated of Puerto Rico

Notes to Financial Statements (continued)

December 31, 2018
(Amounts in thousands of dollars, except share data)

2. Summary of Significant Accounting Policies (continued)

In May 2017, the FASB issued ASU No. 2017-09, "Receivables—Compensation—Stock Compensation" (Subtopic 718): Scope of Modification Accounting, which amends the accounting for modifications of share-based payment awards. The amendments require that modification accounting be applied when a change to the terms or conditions of an award is substantive. The

Company adopted the standard as of its mandatory effective date on January 1, 2018 and adoption did not have a material impact on the Company's financial statements.

Pending Adoption

In June 2016, the FASB issued ASU 2016-13, "Financial Instruments – Credit Losses" (Topic 326) Measurement of Credit Losses on Financial Instruments. The amendment replaces existing incurred loss impairment guidance and introduces a new credit loss model; the Current Expected Credit Losses model ("CECL"), which requires earlier recognition of credit losses. The CECL model requires the measurement of all expected credit losses for financial assets carried at amortized cost based on historical experience, current conditions and reasonable and supportable forecasts over the full remaining expected life of the financial assets. The amendment is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The adoption of ASU 2016-13 is part of the Group's key strategic initiative for adoption of an expected credit loss approach in provisioning for impairment. The implementation project structure is defined to address the critical requirements of the standard and to manage the appropriate involvement of key stakeholders, including risk control, finance, group technology and the business divisions. The steering committee, operating committee, technical board and individual work streams continue to ensure a streamlined implementation with appropriate controls and governance over all key decisions. The program has identified the primary changes to existing systems, processes, data and models required for the purposes of meeting the requirements and to allow for a sound front-to-back implementation. The Company will adopt ASU 2016-13 on its mandatory effective date, January 1, 2020.

3. Fair Value Measurement

At December 31, 2018, the fair value hierarchy classification of financial assets and liabilities measured at fair value is summarized below:

(Amounts in thousands of dollars, except share data)

3. Fair Value Measurement (continued)

	Level 1	Level 2	Level 3	Total
Financial Instruments Owned, at fair value				
U.S. Government securities	$ 120	$ -	$ -	$ 120
Mutual funds	-	-	7,338	7,338
State and municipal obligations	-	80	-	80
Total	$ 120	$ 79	$ 7,338	$ 7,538
Financial Instruments Sold, Not Yet Purchased, at fair value				
U.S. Government securities	(1,245)	-	-	(1,245)
Total	$ (1,245)	$ -	$ -	$ (1,245)

During 2018, the Company did not have any transfers of financial instruments owned, at fair value between levels 1 and 2 of the valuation hierarchy. Additionally, the Company added $1,245 short inventory of US Treasury securities.

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds ("the Funds") invested in Puerto Rico municipal securities. These Funds use leverage, which is currently provided through repurchase agreements between the Funds and the Company. Since 2013, the Puerto Rico market has experienced a downturn and liquidity issues became prevalent with the Funds. The fair value of these Funds is based on valuation techniques for which significant inputs are not based on observable data.

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets measured at fair value using unobservable inputs – Level 3.

	Financial Instruments Owned
	Mutual Funds
Beginning Balance	$ 7,184
Purchases	1,613
Sales	(1,641)
Unrealized gain(loss)	182
Ending Balance	$ 7,338

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2018. The range of values

3. Fair Value Measurement (continued)

presented in the below table is representative of the lowest level of input that is significant to the financial instruments' fair value. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

Level 3 at Fair Value

	Financial Instruments Owned	Valuation Technique	Significant Unobservable Inputs	Range of Input Values
Mutual Funds	$ 7,339	Internally Developed Model	Discount Rates	11% - 38%

Financial assets and liabilities not measured at fair value

Other financial assets and liabilities are recorded by the Company at their contract values and include cash and cash equivalents, cash and securities segregated and on deposit for federal and other regulations, securities purchased under agreements to resell, receivables and payables from (i) clients, (ii) interest, (iii) fees and other and, (iv) affiliated companies and subordinated debt.

All financial assets and liabilities carried at contract amounts that either have short-term maturities (one year or less) or bear market interest rates are carried at amounts that approximate fair value. The carrying value of client receivables approximate fair value as these receivables re-price daily and there is no stated maturity date.

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

December 31, 2018
(Amounts in thousands of dollars, except share data)

3. Fair Value Measurement (continued)

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Cash and cash equivalents	$ 8,566	$ 8,566	$ 8,566	$ -	$ -
Securities and cash segregated and on deposit for federal and other regulations	3,108	3,108	3,077	31	-
Securities purchased under agreements to rese	571,538	571,538	-	571,538	-
Receivables from clients	74,357	-	-	74,357	-
Receivables - Interest	546	546	-	546	-
Receivables - Fees and other	71	71	-	71	-
Receivables from affiliated companies	6,481	6,481	-	6,481	-

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Payable - Interest	$ 5,099	$ 5,099	$ -	$ 5,099	$ -
Payables to affiliated companies	1,854	1,854	-	1,854	-
Subordinated liabilities	150,000	150,000	-	150,000	-

4. Collateralized Agreements

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and for the Company's financing transactions.

Secured Financing Transactions-Maturities and Collateral Pledged

As of December 31, 2018 there were no gross obligations for repurchase agreements.

Offsetting of Collateral Agreements

The Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against assets received in the event that the counterparty to the transaction is unable to fulfill its contractual obligation.

The Company offsets these financial assets and financial liabilities on the statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and intends to settle on a net basis.

(Amounts in thousands of dollars, except share data)

4. Collateralized Agreements (continued)

In the normal course of business, the Company obtains securities under agreements to resell and on terms which permit it to re-pledge or resell the securities to others. At December 31, 2018, the Company obtained and had available securities with a fair value of approximately $593,393. As of December 31, 2018, the Company neither pledged nor otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

5. Cash and Securities Segregated and on Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3, the Customer Protection Rule. At December 31, 2018, the Company included $3,077 of qualified securities on deposit for federal and other regulations.

6. Receivables from Allowance for Doubtful Accounts

Client receivables as of December 31, 2018 are $74,357; consisting of a portfolio of loans collateralized by securities that were purchased by the Company from an affiliated entity.

Client receivables are demand facilities with variable interest rates (the "Loans") and are fully secured by cash and client securities, a portion of which includes Puerto Rico closed-end funds and Puerto Rico municipal securities.

The client is required to post collateral in excess of the value of the Loans and the collateral must meet certain lending value criteria as defined by the Company. Collateral is monitored daily for price volatility in order to maintain adequate margins. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the Loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

7. Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies.

At December 31, 2018, the statement of financial condition included the following balances with affiliates:

(Amounts in thousands of dollars, except share data)

7. Related Party Transactions (continued)

Assets		
Securities purchased under agreements to resell	$	350,000
Receivables from affiliated companies		6,481
Liabilities		
Subordinated liabilities (Note 8)		150,000
Dividends and interest		5,099
Payables to affiliated companies		1,854
Accrued compensation and benefits		268

Service Level Agreements

Pursuant to service level arrangements, the Company receives services from / provides services to affiliates (operational / administrative / securities research / other). The significant arrangements where the Company receives or provides such support services include arrangements with, UBS Business Solutions LLC ("UBS BS"), UBS Business Solutions AG ("UBS BS AG") , UBS AG Stamford branch ("Stamford branch"), UBSFSI and UBS Trust Company Incorporated of Puerto Rico ("UBSTCPR").

Retail clients of UBSFSIPR are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI assumes the physical custody of, and conducts the brokerage settlement activities for accounts of UBSFSIPR and its clients.

Finance Arrangements

At December 31, 2018, the Company had resale agreements of $86,518 with mutual funds co-managed by an affiliate.

During 2018, UBSFSI made capital contributions to the Company in the amount of $300,000. UBSFSI also guarantees payment and performance of all liabilities, obligations and commitments of the Company. UBSFSI does not receive any consideration for this guarantee.

UBS Financial Services Incorporated of Puerto Rico

Notes to Financial Statements (continued)

December 31, 2018
(Amounts in thousands of dollars, except share data)

7. Related Party Transactions (continued)

Compensatory Arrangements

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 12). These loans bear interest and have terms generally between seven and nine years.

Clearing Agreements among Retail Clients

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

Securities Purchased under Agreements to Resell

As of December 31, 2018, the Company entered into a resale agreement with UBSFSI in the amount of $350,000. The agreement is collateralized by U.S. Treasury Notes.

8. Subordinated Liabilities

At December 31, 2018, subordinated borrowings and total credit facilities outstanding with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2023	-	$450,000
Term subordinated loan	12/31/2019	150,000	150,000
		$150,000	$600,000

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, this loans may not be repaid unless first approved by FINRA and the National Futures Association. The revolving subordinated loan bears interest at a rate based upon USD overnight LIBOR as posted daily by the British Banker's Associates.

9. Risk Management

The Company's risk management policies and related procedures are aligned with those of UBS. The Company's risk governance framework operates along three lines of defense. The first line of defense, business management, owns respective risk exposures and is required to maintain effective processes and systems to manage its risks, including robust and comprehensive internal controls and documented procedures. Business management has appropriate supervisory controls and review processes in place designed to identify control weaknesses and inadequate processes. The second line of defense, the control functions, provides independent oversight of risks, including assisting in setting risk limits and protecting against non-compliance with applicable laws and regulations. Internal audit forms the third line of defense, evaluation of the overall effectiveness of governance, risk management and the control environment, including the assessment of how the first and second lines of defense meet their objectives.

The Company's risk management and control principles are as follows:

- Protection of financial strength. Protecting the financial strength of the Company by controlling risk exposures and avoiding potential risks concentrations at individual exposure levels, at specific portfolio levels and at an aggregate Company level across all risk types.
- Protection of reputation. Protecting the Company's reputation through a sound risk culture characterized by a holistic and integrated view of risk, performance and reward, and through full compliance with the Company's standards and principles, particularly the Company's Code of Business Conduct and Ethics.
- Business management accountability. Ensuring management accountability, whereby business management, as opposed to Risk Control, owns all risks assumed throughout the Company and is responsible for the continuous and active management of all risk exposures to ensure that risk and return are balanced.
- Independent controls. Independent control functions which monitor the effectiveness of the business's risk management and oversee risk-taking activities.
- Risk disclosure. Disclosure of risks to senior management, the Board of Directors, investors, regulators, credit rating agencies and other stakeholders with an appropriate level of comprehensiveness and transparency.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the

9. Risk Management (continued)

Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (e.g., deliberate, accidental or natural).

Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Operational risk is an inevitable consequence of being in business, and managing operational risk is a core element of the Company's business activities. It is not possible to eliminate every source of operational risk, but the Company's aim is to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.

A comprehensive operational risk taxonomy is established that defines the universe of inherent material operational risks which arise as a consequence of business activities. This enables a common understanding and provides a standard and consistent categorization of operational risk across all business divisions. The aggregated impact of control deficiencies and the adequacy of remediation efforts are assessed by Operational Risk Control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented by internal subject matter expertise, provides a transparent assessment of the current operational risk exposure against agreed risk appetite statements and measures. Significant control deficiencies that surface during the internal control and operational risk assessment processes must be reported in the operational risk inventory and sustainable remediation must be initiated.

9. Risk Management (continued)

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate. Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2018 were settled without material adverse effect on the financial statements, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2018, the market value of securities loaned to other brokers approximated the amounts due or collateral obtained.

The Company has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $7,338 at December 31, 2018. In addition, securities-backed lending facilities, including purpose and non-purpose loans, provided

9. Risk Management (continued)

by the Company to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining.

Since 2015, the Commonwealth of Puerto Rico along with certain agencies and public corporations of the Commonwealth have defaulted on various debt instruments. In May 2017, certain debt of the Commonwealth was placed into a bankruptcy-like proceeding (refer to Note 10). As a result of these recurring events, the Company continues to limit lending value on most Puerto Rico municipal securities and closed-end funds.

The total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2018 was $6,684. The underlying collateral had a market value of $29,317 as of this date. For a significant number of these loans, the Company has recourse to the borrower.

10. Commitments and Contingencies

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated.

Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company, but are nevertheless expected to be, based on the

10. Commitments and Contingencies (continued)

Company's experience with similar asserted claims. If any of those conditions are not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management's assessment of the provision for such matter, because, for example, the developments provide evidence of conditions that existed at the end of the reporting period, are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require the Company to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, the Company believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In the matters disclosed below, the Company does not state whether a provision has been established. Either a) the Company has not established a provision and the matter is treated as a contingent liability under the applicable accounting standard or b) the Company has established a provision but expects disclosure of that fact would prejudice seriously the Company's position with other parties in that matter because it would reveal the fact that the Company believes an outflow of resources to be probable and reliably estimable.

In addition to the matters mentioned below, the Company is involved in litigation as well as regulatory matters arising in the normal course of business.

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBSTCPR and distributed by the Company have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of $2,900,000 of which claims with aggregate claimed damages of $1,900,000 have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

(Amounts in thousands of dollars, except share data)

10. Commitments and Contingencies (continued)

A shareholder derivative action was filed in 2014 against UBSFSI, UBSFSIPR and UBSTCPR and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants' motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint was filed against various UBS entities, certain members of UBSFSIPR's senior management and the co-manager of certain of the funds seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiff's motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico (OCFI), the SEC and the Financial Industry Regulatory Authority (FINRA) in relation to their examinations of UBS's operations. We also understand that the DOJ is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. We are cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico ("System") against over forty defendants, including UBSFSIPR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of $3,000,000 of bonds by the System in 2008 and sought damages of over $800,000. In 2016, the court granted the System's request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants' motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017 certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, federal legislation created an oversight board with power to oversee Puerto Rico's finances and to restructure its debt. The oversight board has imposed a stay on the exercise of creditors' rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth's finances, or any restructuring of the Commonwealths obligations may increase the number of claims against UBSFSIPR concerning Puerto Rico securities, as well as potential damages sought.

The Company's statement of financial condition as of December 31, 2018 reflected provisions with respect to these matters in amounts that the Company believes to be appropriate under the applicable accounting standards. As in the case of other matters for which the Company has established provisions, the future outflow of resources in respect of such matters cannot be determined with

(Amounts in thousands of dollars, except share data)

10. Commitments and Contingencies (continued)

certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that have been recognized.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method. Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $1,000. As of December 31, 2018, the Company's net capital, as defined, was $226,136, which exceeded minimum net capital requirement by $222,677.

Dividend payments, equity withdrawals and advances to UBSFSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

12. Equity Participation and Other Compensation Plans

UBS has several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders while continuously meeting regulatory requirements.

Equity Ownership Plan ("EOP")

EOP is a mandatory share-based compensation plan for all employees with total compensation above a defined threshold. These employees receive a portion of their annual performance-related compensation above the threshold in the form of notional shares. Furthermore, notional shares granted to (i) Group Managing Directors, (ii) employees who by the nature of their role have been determined to materially set, commit or control significant amounts of the firm's resources or exert significant influence over its risk profile and (iii) employees whose incentive exceeds a certain threshold are subject to performance conditions. The performance conditions are based on the UBS return on tangible equity and the divisional return on attributed equity. Certain awards, such as replacement awards issued outside the normal performance year cycle, such as replacement awards or sign- on awards, may take the form of deferred cash under the EOP plan rules. Notional shares represent a promise to receive UBS shares at vesting and do not carry voting rights during the vesting period. Notional shares granted before February 2014 have no rights to dividends, whereas for awards granted since February 2014 carry a dividend equivalent which may be paid in notional shares or cash and which vests on the same terms and conditions as the awards.

Awards are settled by delivering UBS shares at vesting. EOP awards generally vest in equal increments after two and three years following grant. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with the Company.

12. Equity Participation and Other Compensation Plans (continued)

Deferred Contingent Capital Plan ("DCCP")

DCCP is a mandatory deferred cash compensation plan for all employees with total compensation above a defined threshold. DCCP awards granted up to January 2015 represent a right to receive a cash payment at vesting. For awards granted since February 2015, DCCP takes the form of notional additional tier 1 (AT1) capital instruments, which may be settled at the discretion of UBS in the form of a cash payment or a marketable AT1 capital instrument. Awards vest in full after five years unless there is a trigger or viability event.

Awards granted under the DCCP are written down if UBS's common equity tier 1 capital ratio falls below defined thresholds. DCCP awards are also forfeited if a viability event occurs, that is if the Swiss Financial Market Supervisory Authority provides a written notice to UBS that the DCCP awards must be written down to prevent an insolvency, bankruptcy or failure of UBS, or if UBS receives a commitment of extraordinary support from the public sector that is necessary to prevent such an event.

For awards granted up to January 2015, interest on the awards is paid annually, provided that UBS achieves an adjusted profit before tax in the preceding year. For awards granted since February 2015, interest payments are discretionary. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment with the Company.

Equity Plus Plan

Equity Plus is a voluntary share-based compensation plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive one notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. If the shares purchased are held for three years and, in general, if the employee remains in employment, the notional shares vest. For notional shares granted since April 2014, employees are entitled to receive a dividend equivalent which may be paid in notional shares and/or cash.

Financial Advisor Compensation

The compensation for financial advisors is based on production payout and deferred compensation awards. Production payout, paid monthly in the form of non-deferred cash payments, is primarily based on compensable revenue generated by financial advisors. Financial advisors may also qualify for supplemental compensation in the form of deferred compensation awards, which vest over various time periods of up to ten years depending on the type of award. Production payout rates and deferred compensation awards may be reduced for, among other

(Amounts in thousands of dollars, except share data)

12. Equity Participation and Other Compensation Plans (continued)

things, negligence or carelessness, or a failure to comply with the firm's rules, standards, practices and policies or applicable laws and regulations.

Strategic objective awards are deferred compensation awards based on strategic performance measures, including production, length of service with the firm and net new business. These awards are granted in the form of both deferred share-based and deferred cash-based awards with a vesting period of up to 6 years. Through performance year 2016, strategic objective awards were partly granted to eligible financial advisors under the Partner Plus deferred cash plan. In addition to such granted awards (Company contributions), participants were also allowed to voluntarily contribute additional amounts otherwise payable as production payout up to a certain percentage, which vest upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested Company Contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both Company and voluntary contributions ratably vest in 20% installments six to ten year following the grant date. Company contributions and interest on notional earnings are forfeitable under certain circumstances.

The Company enters into compensatory arrangements to incentivize certain eligible active financial advisors to achieve specified revenue production and other performance thresholds. Growth Plus is an incentive program for selected financial advisors whose revenue production and length of service exceeds defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010, 2011 and 2015 and 2018. The awards vest ratably over seven years from grant with the exception of the 2018 arrangement which vests over five years.

The Company also enters into compensatory arrangements with certain new financial advisors primarily as a recruitment incentive. The compensation may be earned and paid to the financial advisor during a period of continued employment and may be forfeited under certain circumstances.

In addition to these compensation arrangements, the Company may issue loans to certain new and active financial advisors.

13. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI, which was frozen in 1998.

(Amounts in thousands of dollars, except share data)

13. Employee Benefit Plans (continued)

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. of Puerto Rico Savings Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

14. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

On December 10, 2018, the Governor of Puerto Rico signed into law Act 257 (Act 257-2018) introducing changes to the Puerto Rico Internal Revenue Code of 2011. Act 257-2018, lowers income tax rates from 39% to 37.5% as well as the alternative minimum tax rate, among other amendments. Most of the provisions will be applicable for tax years beginning after December 31, 2018. Management is in the process of evaluating the impact Act 257-2018 will have in the Company's financial statements. For the tax year 2018, the Company applied the provisions of Act 257-2018 by valuing the deferred tax assets at the reduced tax rate of 37.5%.

In accordance with ASC Topic 740, if it is more-likely-than-not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more-likely-than-not that a benefit will not be realized for any of its deferred tax assets, and accordingly, a full valuation allowance of $483,059 has been recorded.

As of December 31, 2018, the Company had net deferred tax assets of $483,059 before any valuation allowance, of which $343,806 related to net operating losses, $137,827 related to accelerated income and deferred deductions, $2,963 related to employee benefits, and $4,463 related to alternative minimum tax.

(Amounts in thousands of dollars, except share data)

14. Income Taxes (continued)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Total amounts of unrecognized tax benefits as of January 1, 2018	$ 1,487
Total amounts of unrecognized tax benefits as of December 31, 2018, included in income tax payable to Parent in the statement of financial condition	$ 1,487

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are from 2013 through 2017. In the next twelve months the Company believes that there will be no material changes to unrecognized tax benefits.

15. Subsequent Events

The Company has evaluated its subsequent event disclosure through February 28, 2019, the date the Company's financial statements were issued, and has determined that there are no other events that would have a material impact on the financial statements.